EXHIBIT 99.52


                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
             -------------------------------------------------------
                 500 - 6 Adelaide St. East. Toronto, ON M5C 1H6
                    Tel.: (416)860-0919 Fax: (416) 367-0182




FOR IMMEDIATE RELEASE                                                   TSX: GGG
January 16, 2004


  GLENCAIRN ANNOUNCES COMMENCEMENT OF US$5 MILLION, 55,000-METRE DRILL CAMPAIGN


Glencairn Gold Corporation (TSX: GGG) announces the following corporate updates.

EXPLORATION

Next week Glencairn will commence an aggressive exploration program designed to substantially increase the company's proven and probable gold reserves, which currently stand at 725,000 ounces (see Note below). The US$5 million program will encompass a minimum of 55,000 metres of drilling on Glencairn's three main projects: the Limon gold mine in Nicaragua, the Bellavista heap leach gold mine in Costa Rica, and the Vogel gold project in Timmins, Ontario. Most of the drilling will take place during the first six months of the year, and it is anticipated that some of the programs will then be extended, based on results.

In the vicinity of the Limon mine, approximately 40,000 metres of drilling will be carried out. Reserves at the 1,000 tonne per day Limon mine are currently sufficient for two more years, or about 120,000 ounces of gold production. The mine has produced nearly three million ounces over the past 63 years, and rarely during this time have there been more than two years of reserves ahead of it. Glencairn management has determined to rectify this situation with an intensive drilling program. In addition to the reserves at Limon, Glencairn's Nicaraguan properties contain 214,000 ounces of gold in measured and indicated resources, and a further 532,000 ounces of gold in inferred resources.

One facet of the program will be directed at converting some of the current resources into the reserve category. The second part of the program will test a minimum of 12 separate targets near the Limon mine, at the La India property 45 kilometres to the east, and at several other properties in the area. La India was in production from 1938-1957, producing about 400,000 ounces of gold. Glencairn holds one of the largest mining land packages in Nicaragua, comprising 81,380 hectares.

At the Bellavista mine in Costa Rica, several targets on the 9,000 hectare property will be tested during the spring of this year in a 3,000 metre program. Targets on Glencairn's property include the strike extension of the nearby Montezuma mine which produced about 100,000 ounces gold during the period 1897-1916, from a vein averaging about 10-12 grams gold per tonne, according to available records. A drill hole in this area in the early 1990s by a previous operator returned 12 grams gold per tonne over a core length of 8 metres.

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At the  Vogel  property  in  Timmins,  Glencairn  plans a  minimum  12,000-metre drilling program with a goal of upgrading some or all of the current resource. The Vogel property has an indicated resource of 642,000 tonnes grading 12.7 grams gold per tonne, or 261,000 contained ounces, and a further 933,000 tonnes of inferred resources grading 12.7 grams gold per tonne, or 379,000 contained ounces (see Note below). Depending upon the success of the program, Glencairn plans to follow up with an underground development program late this year. If successful, production on this property could commence as early as 2005, with custom milling of the ore at one of several operating mills in the area.


EL LIMON

Glencairn reports that gold production of 46,000 ounces during 2003 was about 9% short of projections. Costs of production and other operating information will be released when it becomes available. Glencairn acquired the Limon mine on October 17, 2003, through the merger with Black Hawk Mining. The lower than planned production in 2003 was largely the result of shortfalls in mine development, itself a result of reduced equipment availability during the summer and fall months. The development delays will also affect production in 2004, now estimated at 53,000 ounces of gold at an estimated cash operating cost of US$228 per ounce. Some higher grade zones, which were expected to be accessed during the fourth quarter of this year, will now begin producing in early 2005. These delays have not affected reserve estimations. To alleviate the shortfall in mine development going forward, Glencairn is investing US$2.4 million in capital, most of it in new mining equipment and a more aggressive development program.


BELLAVISTA

Phase One construction of the US$26 million Bellavista mine in Costa Rica is going as planned. Construction began in December 2003, in anticipation of a start-up in the fourth quarter of 2004 (see release of December 11, 2003). All of the key management positions on the project have now been filled. Glencairn requires a further US$20 million to complete the project, and is in advanced negotiations with banks and financial institutions in this regard.


AUDITORS

Glencairn also announces that its auditor, Wasserman Ramsay, has resigned at the request of the Company and PricewaterhouseCoopers LLP has been appointed in its place. With the acquisition of the operating Limon Mine and the commencement of construction at Bellavista, it was felt that PricewaterhouseCoopers'
international scope of operations better serves Glencairn's needs. Glencairn would like to thank Wasserman Ramsay for its service over the past 17 years.


WEBCAST

Glencairn will be making a corporate presentation today, Friday, January 16, 2004, in conjunction with its annual meeting of shareholders which will be held at the National Club, 330 Bay Street, Toronto, Ontario, at 4:00 p.m. The presentation will provide an update on exploration activity, construction progress at the Bellavista Project in Costa Rica and general corporate developments, and will be


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webcast live  beginning at 4:15 p.m.  local time.  It will be  accessible on the
Company's website at www.glencairngold.com.


* Note: See Black Hawk Mining Inc. Management Information Circular dated September 11, 2003, filed on SEDAR under Black Hawk.


To find out more about Glencairn Gold Corporation (TSX:GGG), visit our website at www.glencairngold.com.



FORWARD-LOOKING STATEMENTS: This news release contains certain 'forward-looking statements' within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as 'plan,' 'expect,' 'project,' 'intend,' 'believe,' 'anticipate,' 'estimate' and other similar words, or statements that certain events or conditions 'may' or 'will' occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.




Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717